SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                            (AMENDMENT NO. 1)(1)


                     PHARAMAKINETICS LABORATORIES, INC.
                     ----------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                  ---------------------------------------
                       (Title of Class of Securities)


                                717131 10 6
                               --------------
                               (CUSIP Number)


                              MICHAEL F. PRICE
                    1180 LARGER CROSS RD., P.O. BOX 434
                        FAR HILLS, NEW JERSEY 07931
                               (973) 912-2060
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             DECEMBER 21, 2000
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

-----------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                                SCHEDULE 13D

CUSIP No. 717131 10 6
-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael F. Price
-----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                  (b) |X|
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF
-----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-----------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                   415,900
                           --------------------------------------------------
 NUMBER OF SHARES          8     SHARED VOTING POWER
BENEFICIALLY OWNED               0
BY EACH REPORTING          --------------------------------------------------
  PERSON WITH              9     SOLE DISPOSITIVE POWER
                                 415,900
                           --------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      415,900
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                 |_|
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.3%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
-----------------------------------------------------------------------------



                                SCHEDULE 13D



Item 1.  Security and Issuer.

      This statement relates to 415,900 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics
Laboratories, Inc., a Maryland Corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

      The Report on Schedule 13D filed by Michael F. Price, dated January 9, 1998, (the "Original Report"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Original Report.

      Pursuant to Rule 13d-2(e) of the Exchange Act, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report is being filed as part of this Report as Attachment I hereto and is hereby incorporated by reference herein for all purposes. Because previously filed paper exhibits to a Schedule 13D are not required to be restated electronically, exhibits to the Original Report are not being refiled with this Report.

Item 2.  Identity and Background.

      This Statement is being filed by Michael F. Price (the "Reporting
Person").

      The Reporting Person is a citizen of the United States whose residential address is: 1180 Larger Cross Road, P.O. Box 434, Far Hills, New Jersey 07931. The Reporting Person is managing member of MFP Investors, LLC.

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or its subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

      The source of funds used to purchase the Common Stock consists of personal funds of the Reporting Person. The aggregate amount of funds required to purchase the Shares acquired by the Reporting Person is as described in Item 4 below.

Item 4.  Purpose of Transaction.

      The purpose of the acquisition of the Common Stock of the Company by the Reporting Person is for investment. The Reporting Person currently has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the Special Instructions for Complying with
Schedule 13D.

      The Reporting Person acquired 166,660 shares of convertible preferred stock from CAI pursuant to the terms of the Purchase Agreement, and on or about December 21, 2000 acquired 24,999 shares of convertible preferred stock from John Klein for consideration of $20,817.67. The total number of shares of convertible preferred stock owned by the Reporting Person as of such date is thus 191,659, which were converted into the Common Stock (the Company adopted a conversion rate of 2.17 on or about May 1, 2000). The Warrants described in the Original Report expired.

Item 5.  Interest in Securities of the Issuer.

      The Reporting Person owns an aggregate of 415,900 shares of Common Stock, or approximately 14.3% of the Company's outstanding Common Stock. Other than as described in this Statement, the Reporting Person has not purchased any of the Company's securities during the past sixty days. The Reporting Person purchased the Common Stock solely for his own account, and not on behalf of or as an officer of any other entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None except as disclosed herein.

Item 7   Material to be Filed as Exhibits.

         None.



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 18, 2001                MICHAEL F. PRICE
                                        ---------------------------------
                                        Signature






ATTACHMENT 1


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (RULE 13D-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13D-2(a)

                            (AMENDMENT NO. )(1)


                     PHARAMAKINETICS LABORATORIES, INC.
                     ----------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
                  ---------------------------------------
                       (Title of Class of Securities)


                                717131 10 6
                               --------------
                               (CUSIP Number)


                              MICHAEL F. PRICE
                    1180 LARGER CROSS RD., P.O. BOX 434
                        FAR HILLS, NEW JERSEY 07931
                               (973) 912-2060
             -------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             DECEMBER 23, 1997
          -------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).




                                SCHEDULE 13D

CUSIP No. 717131 10 6
-----------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael F. Price
-----------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
2                                                                (b) |X|
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      PF
-----------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(d) or 2(e)                                |_|
-----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
-----------------------------------------------------------------------------
                           7     SOLE VOTING POWER
                                 2,916,600
                           --------------------------------------------------
  NUMBER OF SHARES         8     SHARED VOTING POWER
 BENEFICIALLY OWNED              0
 BY EACH REPORTING         --------------------------------------------------
    PERSON WITH            9     SOLE DISPOSITIVE POWER
                                 2,916,600**
                           --------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                 0**
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,916,600**
-----------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12    CERTAIN SHARES*                                                |_|
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.3%**
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
-----------------------------------------------------------------------------

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      **SEE DESCRIPTION PRESENTED UNDER THE CAPTION
      "ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER"



                                 SCHEDULE 13D

Item 1.  Security and Issuer.

      This statement relates to 2,916,600 shares of the common stock, par value $0.001 per share (the "Common Stock"), of PharmaKinetics
Laboratories, Inc., a Maryland Corporation (the "Company"). The Company's principal executive offices are located at 302 West Fayette Street, Baltimore, Maryland 21201.

Item 2.  Identity and Background.

      Pursuant to Rule 13d-1(f) of Regulation 13D of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "Act"), this Statement is being filed by Michael F. Price (the "Reporting Person").

      The Reporting Person is a citizen of the United States whose residential address is: 1180 Larger Cross Road, P.O. Box 434, Far Hill, New Jersey 07931. The Reporting Person is President of Franklin Mutual Advisers Inc., a mutual fund company.

      During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or its subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

      The Reporting Person has granted to Leslie B. Daniels, a citizen of the United States whose business address is CAI Advisors & Co., 767 Fifth Avenue, 5th Floor, New York, New York 10153 ("Daniels"), a Limited Power of Attorney (the "Power of Attorney") authorizing Daniels to execute and file this Statement on behalf of the Reporting Person. The Power of Attorney is filed as an exhibit to this Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

      The source of funds used to purchase the securities will consist of personal funds of the Reporting Person. The aggregate amount of funds required to purchase the Shares and Warrants (as these terms are defined in Item 4) being acquired by the Reporting Person is $1 million. The aggregate exercise price of the Warrants being acquired by the Reporting Person is $1.5 million

Item 4.  Purpose of Transaction.

      The purpose of the acquisition of securities of the Company by the Reporting Person is for investment. Except as discussed in this Item 4, the Reporting Person currently has no plan or proposal that relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

      On December 4, 1997, CAI Advisors & Co. ("CAI"), Aster-Cephac S.A. ("Aster-Cephac"), and the Company entered into a Preferred Share and Warrant Purchase Agreement (such agreement, along with the schedules thereto, the "Purchase Agreement") pursuant to which CAI and Aster-Cephac agreed to purchase an aggregate of 833,300 shares of the Company's Class A Convertible Preferred Stock convertible into 8,333,000 shares of Common Stock (the "Shares") and warrants to purchase an aggregate of 6,250,000 shares of Common Stock at an exercise price of $1.20 per share (the "Warrants"). Under the Purchase Agreement, CAI was obligated to purchase 666,640 Shares and Warrants to purchase 5,000,000 shares of Common Stock, and Aster-Cephac was obligated to purchase 166,660 Shares and Warrants to purchase 1,250,000 shares of Common Stock. The terms of the Purchase Agreement are described below in this Item 4.

      Pursuant to the Purchase Agreement, CAI assigned to the Reporting Person the right to acquire 166,660 Shares and Warrants to purchase 1,250,000 shares of Common Stock. The Reporting Person is filing this Statement to reflect the assignment of such rights and the acquisition such Shares and Warrants. The assignment agreement (the "Assignment Agreement") pursuant to which CAI assigned its rights under the Purchase Agreement is filed as an exhibit to this Statement.

      The Purchase Agreement provides that the Shares may be converted into Common Stock at any time at the option of the holders and that holders will be entitled to vote on all matters submitted to a vote of the holders of the Common Stock and will be entitled to that number of votes equal to the number of shares of Common Stock into which their Shares could be converted. In addition, so long as the Conversion Shares (as hereinafter defined) constitute at least 10% of the Total Shares Outstanding (as hereinafter defined), holders of the Shares, voting as a separate class, will have the right to elect that number of Directors to the Board of Directors of the Company that bears the same proportion to the total number of directors on the Board as the Conversion Shares bear to the Total Shares Outstanding. So long as the Conversion Shares constitute at least 35% of the Total Shares Outstanding, the holders of the Shares will have the right to elect at least 50% of the Board members. "Conversion Shares" is defined as the number of shares of Common Stock into which the Shares could be converted plus the number of shares of Common Stock owned by CAI, Aster-Cephac, their affiliates and certain assignees, regardless of how or when acquired. "Total Shares Outstanding" is defined as the Company's outstanding Common Stock, plus the number of shares of Common Stock into which the Shares could be converted. Holders of the shares also will have certain anti-dilution, dividend and liquidation rights. For a complete description of the terms of the Shares, see Schedule 1.1B to the Purchase Agreement, "Description and Designation of Class A Convertible Preferred Stock," filed as an exhibit hereto.

      The Purchase Agreement provides that the Warrants will not be not exercisable until the Company files an amendment to its charter increasing the number of shares of Common Stock that it is authorized to issue. Thereafter, the Warrants will be exercisable at any time until December 2000. For a complete description of the terms of the Warrants, see Schedule 1.1C to the Purchase Agreement, "Form of Warrant," filed as an exhibit hereto.

      In addition, the Purchase Agreement provides that in the event that the Company has not by April 30, 1998 filed an amended charter increasing the number of shares that it is authorized to issue and reserved such shares for issuance upon exercise of the Warrants, then the Warrants will be cancelled and the Company will, for no additional consideration, issue to the Reporting Person warrants to purchase an aggregate of 550,000 shares of Common Stock at an exercise price of $.60 per share and otherwise having terms substantially identical to the terms of the Warrants. The Purchase Agreement further provides that the Common Stock underlying the Shares and the Warrants will have certain registration rights and that the Company will enter into a technology sharing agreement with Aster-Cephac. See Schedules 5.2. and 5.3 to the Purchase Agreement, "Form of Registration rights Agreement" and "Form of Technology Sharing Agreement," filed as exhibits hereto.

Item 5.  Interest in Securities of the Issuer.

      In accordance with Rules 13d-3(d)(1)(i) and 13d-5(b)(1) under the Securities Act of 1933, as amended, the Reporting Person may be deemed to beneficially own an aggregate of 2,916,600 shares of Common Stock, or approximately 19.3% of the Company's outstanding Common Stock. The Reporting Person will have the right to acquire 1,666,600 shares of Common Stock, or approximately 11% of the Company's outstanding Common Stock, based upon his ownership of Shares, and the right to acquire 1,250,000 shares of Common Stock, or approximately 8.3% of the Company's outstanding Common Stock, based upon his ownership of Warrants. Other than as described in this Statement, the Reporting Person has not purchased any of the Company's securities during the past sixty days. The Reporting Person has purchased Shares and Warrants solely for his own account, and not on behalf of or as an officer of any other entity, including Franklin Mutual Advisers Inc.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None except as disclosed in Item 4.

Item 7.   Material to be Filed as Exhibits.

      The Purchase Agreement, certain schedules thereto, the Assignment Agreement, and the Power of Attorney are filed as exhibits to this Statement.



SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that he has executed this Statement as the authorized representative of the Reporting Person and that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 1998              /s/ LESLIE B. DANIELS
                                     Leslie B. Daniels,
                                     as Representative of Michael F. Price